FORM 4 ___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Tickler or Trading Symbol Seitel, Inc. SEI	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _x_Director ___10% Owner ___Officer (give title below) ___Other (specify below)
(Last) (First) (Middle) Pearlman, Herbert M.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2000
(Street) 50 Briar Hollow Lane, 7th Floor West Houston, Texas 77027	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _x_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.01	12/19/00	X	8,300	A	$11.8206
Common Stock, par value $.01	12/19/00	S	8,300	D	$17.8750
Common Stock, par value $.01	12/20/00	X	30,000	A	$11.8206
Common Stock, par value $.01	12/20/00	S	10,000	D	$17.5000
Common Stock, par value $.01	12/20/00	S	20,000	D	$17.6250	533,691	D
4,554	I	By Spouse

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exerciseable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options-Right to Buy	$11.37500	07/26/00	A	V	40,000	(1)	07/26/10	Common Stock	40,000	40,000	D
Warrants-Right to Buy	$11.82060	07/26/00	A (2)	V	172,126	07/10/94	4/11/02	Common Stock	172,126	172,126	D
Warrants-Right to Buy	$13.72914	07/26/00	A (3)	V	80,000	04/28/95	04/28/02	Common Stock	80,000	80,000	D
Warrants-Right to Buy	$11.82060	12/19/00	X	8,300	07/10/94	04/11/02	Common Stock	8,300
Warrants-Right to Buy	$11.82060	12/20/00	X	30,000	07/10/94	04/11/02	Common Stock	30,000	133,826	D
Options-Right to Buy	$17.87500	12/19/00	A	V	8,300	12/19/00	12/19/05	Common Stock	8,300	8,300	D
Options-Right to Buy	$17.50000	12/20/00	A	V	10,000	12/20/00	12/20/05	Common Stock	10,000	10,000	D
Options-Right to Buy	$17.62500	12/20/00	A	V	20,000	12/20/00	12/20/05	Common Stock	20,000	20,000	D

Explanation of Responses:
(1)	Options are exercisable as follows: 33% on first anniversary; 66% on second anniversary; and 100% on third anniversary.
(2)

The expiration date of these warrants was originally 4/11/01. On July 26,2000, the Company's Board of Directors approved a one-year extension of the expiration date to 4/11/02 in accordance with Rule 16 b-3.

(3)

The expiration date of these warrants was originally 4/28/01. On July 26,2000, the Company's Board of Directors approved a one-year extension of the expiration date to 4/28/02 in accordance with Rule 16 b-3.

/s/ Herbert M. Pearlman by Marcia H. Kendrick **Signature of Reporting Person	01/10/01 Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure